March 12, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:    Maryse Mills-Apenteng

    Barbara C. Jacobs

Re:	Palm, Inc.
Form 10-K for the Fiscal Year Ended May 30, 2008
Filed July 25, 2008
File No. 000-29597

Dear Ms. Mills-Apenteng and Ms. Jacobs:

Palm, Inc. (“Palm”, “our” or “we”) is in receipt of your letter dated February 27, 2009 regarding the above referenced Form 10-K, which requested that Palm respond within 10 business days or to tell the Staff when a response will be provided.

This letter serves to notify you that we expect to be able to provide our response to your letter mentioned above no later than Friday, March 27, 2009. The reason for this delay is due to the unavailability of key company personnel responsible for the preparation, review, and approval of our response.

It is our intention to file an accurate and comprehensive response, and we believe this can be accomplished by March 27, 2009.

In the event you have any additional questions, please contact me directly at (408) 617-7000.

Sincerely, Palm, Inc.

/s/ DOUGLAS C. JEFFRIES
Douglas C. Jeffries
Senior Vice President and Chief Financial Officer